SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 22, 2020

Consolidated Financial Statements

pursuant to the Companies Act of Japan

For the fiscal year ended March 31, 2020

(TRANSLATION)

Sony Corporation

TOKYO, JAPAN

Note for readers of this English translation

This document is an English translation of the consolidated financial statements for the fiscal year ended March 31, 2020 (from April 1, 2019 to March 31, 2020) prepared in accordance with the Companies Act of Japan. This document omits certain disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Sony Corporation expects that full consolidated financial statements for the fiscal year ended March 31, 2020 prepared in accordance with U.S. GAAP will be included in Sony Corporation’s annual report on Form 20-F, which Sony Corporation expects to file with the U.S. Securities and Exchange Commission on or around June 26, 2020.

Consolidated Balance Sheets

Fiscal year ended March 31

	Yen in millions
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	1,470,073	1,512,357
Marketable securities	1,324,538	1,847,772
Notes and accounts receivable, trade and contract assets	1,091,242	1,028,793
Allowance for doubtful accounts	(25,440)	(25,873)
Inventories	653,278	589,969
Other receivables	223,620	188,106
Prepaid expenses and other current assets	509,301	594,021
Total current assets	5,246,612	5,735,145
Film costs	409,005	427,336
Investments and advances:
Affiliated companies	163,365	207,922
Securities investments and other	11,561,286	12,526,210
	11,724,651	12,734,132
Property, plant and equipment:
Land	83,992	81,482
Buildings	664,157	659,556
Machinery and equipment	1,585,382	1,725,720
Construction in progress	39,208	76,391
Less — Accumulated depreciation	1,595,686	1,634,505
	777,053	908,644
Other assets:
Operating lease right-of-use assets	—	359,510
Finance lease right-of-use assets	—	33,100
Intangibles, net	917,966	906,310
Goodwill	768,552	783,888
Deferred insurance acquisition costs	595,265	600,901
Deferred income taxes	202,486	210,372
Other	339,996	340,005
	2,824,265	3,234,086
Total assets	20,981,586	23,039,343

(Continued on following page.)

Consolidated Balance Sheets (Continued)

	Yen in millions
	2019	2020
LIABILITIES
Current liabilities:
Short-term borrowings	618,618	810,176
Current portion of long-term debt	172,461	29,807
Current portion of long-term operating lease liabilities	—	68,942
Notes and accounts payable, trade	492,124	380,810
Accounts payable, other and accrued expenses	1,693,048	1,630,197
Accrued income and other taxes	135,226	145,996
Deposits from customers in the banking business	2,302,314	2,440,783
Other	666,024	733,732
Total current liabilities	6,079,815	6,240,443
Non-current liabilities:
Long-term debt	568,372	634,966
Long-term operating lease liabilities	—	314,836
Accrued pension and severance costs	384,232	324,655
Deferred income taxes	531,421	549,538
Future insurance policy benefits and other	5,642,671	6,246,047
Policyholders’ account in the life insurance business	3,048,202	3,642,271
Other	281,382	289,285
Total non-current liabilities	10,456,280	12,001,598
Total liabilities	16,536,095	18,242,041
Redeemable noncontrolling interest	8,801	7,767
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2019 — Shares authorized: 3,600,000,000; shares issued: 1,271,230,341	874,291
2020 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,266,874	1,289,719
Retained earnings	2,320,586	2,768,856
Accumulated other comprehensive income —
Unrealized gains on securities, net	135,035	161,191
Unrealized gains (losses) on derivative instruments, net	(19)	1,248
Pension liability adjustment	(310,457)	(235,520)
Foreign currency translation adjustments	(435,229)	(509,872)
Debt valuation adjustments	—	1,973
	(610,670)	(580,980)
Treasury stock, at cost
Common stock
2019 — 20,483,474 shares	(104,704)
2020 — 40,898,841 shares		(232,503)
	3,746,377	4,125,306
Noncontrolling interests	690,313	664,229
Total equity	4,436,690	4,789,535
Total liabilities and equity	20,981,586	23,039,343

*	The figures for the previous fiscal year (as of March 31, 2019) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2019	2020
Sales and operating revenue:
Net sales	7,306,235	6,856,090
Financial services revenue	1,274,708	1,299,847
Other operating revenue	84,744	103,948
	8,665,687	8,259,885
Costs and expenses:
Cost of sales	5,150,750	4,753,174
Selling, general and administrative	1,576,825	1,502,625
Financial services expenses	1,112,446	1,171,875
Other operating income, net	(71,568)	(3,611)
	7,768,453	7,424,063
Equity in net income (loss) of affiliated companies	(2,999)	9,637
Operating income	894,235	845,459
Other income:
Interest and dividends	21,618	19,278
Gain on equity securities, net	118,677	—
Other	4,440	2,671
	144,735	21,949
Other expenses:
Interest expenses	12,467	11,090
Loss on equity securities, net	—	20,180
Foreign exchange loss, net	11,279	26,789
Loss on pension plan amendment	—	6,358
Other	3,576	3,541
	27,322	67,958
Income before income taxes	1,011,648	799,450
Income taxes:
Current	166,748	172,391
Deferred	(121,650)	4,799
	45,098	177,190
Net income	966,550	622,260
Less — Net income attributable to noncontrolling interests	50,279	40,069
Net income attributable to Sony Corporation’s stockholders	916,271	582,191

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2019) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs			7,976	(15,526)		(7,550)	5,432	(2,118)
Issuance of new shares	431	431				862		862
Exercise of stock acquisition rights	8,174	8,174				16,348		16,348
Conversion of convertible bonds	8	8				16		16
Stock-based compensation		1,159				1,159		1,159
Comprehensive income:
Net income			916,271			916,271	50,279	966,550
Other comprehensive income, net of tax —
Unrealized gains on securities				24,370		24,370	8,915	33,285
Unrealized gains on derivative Instruments				1,223		1,223		1,223
Pension liability adjustment				(14,013)		(14,013)	53	(13,960)
Foreign currency translation adjustments				10,022		10,022	(1,578)	8,444

Total comprehensive income						937,873	57,669	995,542

Stock issue costs, net of tax		(147)				(147)		(147)
Dividends declared			(44,048)			(44,048)	(28,961)	(73,009)
Purchase of treasury stock					(100,177)	(100,177)		(100,177)
Reissuance of treasury stock		1			3	4		4
Transactions with noncontrolling interests shareholders and other		(25,329)				(25,329)	(23,618)	(48,947)

Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02			(7,472)			(7,472)		(7,472)
Issuance of new shares	529	529				1,058		1,058
Exercise of stock acquisition rights	5,179	5,180				10,359		10,359
Conversion of convertible bonds	215	215				430		430
Stock-based compensation		1,980				1,980		1,980
Comprehensive income:
Net income			582,191			582,191	40,069	622,260
Other comprehensive income, net of tax —
Unrealized gains on securities				26,156		26,156	14,234	40,390
Unrealized gains on derivative instruments				1,267		1,267		1,267
Pension liability adjustment				74,937		74,937	34	74,971
Foreign currency translation adjustments				(74,643)		(74,643)	(1,245)	(75,888)
Debt valuation adjustments				1,973		1,973	1,059	3,032

Total comprehensive income						611,881	54,151	666,032

Stock issue costs, net of tax		(80)				(80)		(80)
Dividends declared			(55,111)			(55,111)	(25,885)	(80,996)
Purchase of treasury stock					(200,211)	(200,211)		(200,211)
Reissuance of treasury stock		0			2	2		2
Cancellation of treasury stock		(1,072)	(71,338)		72,410	—		—
Transactions with noncontrolling interests shareholders and other		16,093				16,093	(54,350)	(38,257)

Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2019) are for reference and not subject to the current fiscal year audit.

Notes to Consolidated Financial Statements

Sony Corporation and its consolidated subsidiaries are collectively referred to as “Sony.”

1.	Significant accounting policies

(1)	Basis of consolidated financial statements

Sony’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Regulation on Corporate Accounting. However, in accordance with the provisions of Paragraph 3, certain disclosures required by U.S. GAAP have been omitted.

(2)	Valuation standards and methods of inventories

Inventories in the Game & Network Services, Music, Electronics Products & Solutions, and Imaging & Sensing Solutions segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

(3)	Valuation standards and methods for securities

(i)	Marketable debt and equity securities

Debt securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities, and debt securities classified as trading securities, are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual debt securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for debt securities designated as available-for-sale, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the debt security or more likely than not will be required to sell the debt security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairment of the debt security that does not meet these two criteria, the net amount recognized in income is a credit loss, which equals the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

(ii)	Equity securities that do not have readily determinable fair values

Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If the value of equity securities that do not have readily determinable fair values is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(4)	Depreciation methods for fixed assets

(i)	Property, plant and equipment

Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment.

(ii)	Goodwill and other intangible assets

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions, including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are generally amortized on a straight-line basis over 10 to 44 years.

(5)	Method of accounting for reserves

(i)	Allowance for doubtful accounts

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due from customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

(ii)	Product warranty

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

(6)	Other

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends the accounting guidance for leases. The ASU requires substantially all leases to be recognized on the balance sheet.

Sony has adopted this ASU effective April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has elected the package of practical expedients for leases that expired or existed prior to the adoption date. As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization. In addition, Sony has applied the short-term lease exception.

As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019. This impact is mainly due to operating leases of real estate. The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets. Finance lease right-of-use assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use assets from April 1, 2019 onward.

Premium amortization on purchased callable debt securities

In March 2017, the FASB issued ASU 2017-08. This ASU requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Targeted improvements to accounting for hedging activities

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

2.	Consolidated balance sheet

(1)	Assets pledged as collateral and debts subject to collateral

(i)	Assets pledged as collateral

Restricted cash	1,205 million yen
Marketable securities	17,521 million yen
Securities Investments	552,641 million yen
Housing loans in the banking business	378,241 million yen

(ii)	Debts subject to collateral

Short-term borrowings	718,451 million yen
Long-term debt	201,205 million yen

In addition to the above, securities investments with a book value of 12,445 million yen are pledged by subsidiaries in the Financial Services segment as guarantees for transactions such as domestic exchange settlements and derivatives.

(2)	Guarantee obligations

The guarantees are mainly for bank loans of affiliated companies.

Guarantee obligations	2,214 million yen

3.	Consolidated Statement of Changes in Stockholders’ Equity

The number of shares subject to the stock acquisition rights (these exercise periods have commenced) at the end of the current fiscal year

Common stock	6,235,700 shares

*Sony has prepared a Consolidated Statement of Changes in Stockholders’ Equity that shows the movement of capital accounts as part of the consolidated financial statements based on U.S. GAAP and discloses comprehensive income and its breakdown. Comprehensive income is defined as an increase or decrease in equity accounts other than capital transactions and consists of net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments.

Sony discloses the Consolidated Statement of Changes in Stockholders’ Equity in consideration of the disclosure requirements of the consolidated statement of changes in shareholders’ equity stipulated in Article 96 of the Regulation on Corporate Accounting.

4.	Notes to financial instruments

(1)	Matters related to the status of financial instruments

The funds required for Sony’s business excluding the Financial Services segment are raised from the financial and capital markets and financial institutions through corporate bonds and borrowings. Surplus funds are managed with highly secure financial assets. Sony has entered into derivative contracts such as foreign exchange contracts, currency option contracts, and interest rate swap contracts, which are primarily aimed at reducing the risk of foreign exchange fluctuations and cash flow fluctuations, and does not engage in speculative transactions. In the Financial Services segment, Sony invests in securities and loans to secure stable investment returns, with premium income and customer deposits in the banking business as the main sources of funds. Since these financial assets and liabilities are exposed to the risk of fluctuations in interest rates, stock prices, foreign exchange rates, comprehensive management of assets and liabilities is performed to maintain an appropriate balance.

(2)	Matters related to the fair value of financial instruments

The summary below excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature.

		(Unit: Yen in millions)

	Book value	Fair value	Difference
Marketable and investment securities	12,133,832	14,589,956	2,456,124
Housing loans in the banking business	1,927,054	2,161,432	234,378
Total assets	14,060,886	16,751,388	2,690,502
Long-term debt including the current portion	664,773	699,358	34,585
Investment contracts included in policyholders’ account in the life insurance business	885,690	969,464	83,774
Total liabilities	1,550,463	1,668,822	118,359
Derivative transactions	6,517	6,517	—

1.	Assets and liabilities arising from derivative transactions are shown on a net basis, and parentheses are used when the total is debt.

2.	Equity securities that do not have readily determinable fair value are not included in “Marketable and investment securities.”

5.	Note to investment and rental properties

The disclosure is omitted because there are no significant investment and rental properties.

6.	Note to per share information

Basic net income attributable to Sony Corporation’s stockholders per share (Common stock)	471.64 yen

7.	Other note

Pension Plan Amendment

From October 1, 2019, Sony Corporation and substantially all of its subsidiaries in Japan have amended their defined benefit pension plans and have implemented defined contribution plans for all employees other than those employees that had retired before the amendments. As a result, accrued pension and severance costs decreased 74,872 million yen and accumulated other comprehensive income increased 81,230 million yen in the consolidated balance sheets as of March 31, 2020. In addition, a loss on the pension plan amendment of 6,358 million yen was recorded in other expenses in the consolidated statements of income for the fiscal year ended March 31, 2020.